 **SPICER JEFFRIES LLP**

Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Alkali Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Alkali Partners LLC (the "Company") as of December 31, 2021 and the related notes to the statement of financial condition. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as Alkali Partners LLC's auditor since 2019.

Denver, Colorado
February 23, 2022



ALKALI PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS

Cash	$ 1,951,638
Accounts receivable	-
Fixed assets (net)	3,400
Security deposit	5,000
Right-Of-Use asset	58,678
Total assets	$ 2,018,716

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accrued expenses and other payables	$ 18,531
Deferred revenue	50,000
Lease liability	59,889
Total liabilities	128,420
COMMITMENTS AND CONTINGENCIES	
MEMBER'S EQUITY	1,890,296
Total liabilities and member's equity	$ 2,018,716

The accompanying notes are an integral part of these financial statements.

ALKALI PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:

Alkali Partners, LLC ("Company") was formed in 2018 in the state of Oregon for the purpose of registering as a mergers and acquisitions broker. The Company is headquartered in Portland, Oregon. The Company is registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company specializes in mergers and acquisitions advisory services.

Basis of Accounting:

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes:

The Company is treated as a partnership for federal and state income tax purposes; therefore, the taxable income or loss from the Company's operations is allocated to the Company's member.

The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and, also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. At December 31, 2021, there were no significant income tax uncertainties that are expected to have a material impact on the Company's financial statements.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid instruments with maturities of three month or less at time of purchase to be cash equivalents. Cash equivalents are stated at cost, which approximates market. As of December 31, 2021, the Company had $1,701,638 in excess of the FDIC insurance coverage amount of $250,000 which is subject to loss should the bank cease operations.

ALKALI PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 1 - ORGANIZATION AND SUMMARY OF
SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Revenue Recognition:

Adoption of New Accounting Standards: On September 11, 2019, the Company adopted, the Financial Accounting Standards Board (FASB), ASU 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14, which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. Accordingly, the Company does not expect this guidance to have a material impact on its financial or regulatory capital. The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transactions) or the contract in cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Leases:

The Company adopted the new guidance for leases prospectively effective January 1, 2020. The new guidance requires that the Company determine if an arrangement is a lease at inception of the transaction. Operating lease assets are included in right-of-use ("ROU") assets while the corresponding lease liabilities are included in operating lease liabilities in the statement of financial condition.

A ROU asset represents the Company's right to use an underlying asset for the lease term while the related operating lease liability represents the obligation to make future lease payments arising from the lease. A ROU asset and related operating lease liability are recognized at lease commencement date, based on the present value of lease payments over the lease term.

The Company does not borrow funds and does not have a determinable incremental borrowing rate. The incremental borrowing rate used is the company's prevailing rate of borrowing approximating the term of the operating lease.

The ROU asset also includes any lease payments made and excludes lease incentives. The lease term may include options to extend or terminate the lease when it is reasonably certain that the Company exercise that option. The lease expense for a ROU asset is recognized on a straight-line basis over the lease term.

Leases (continued):

There are several elections the Company may choose to utilize, simplifying the adoption process. They are; the practical expedients, the hindsight expedient, combining lease and non-lease components and utilizing the short-term lease option. The package of practical expedient has three components. The Company has specific elections it may utilize; (i) not to reassess historical lease classification, (ii) not to recognize short-term leases on the statement of financial position and (iii) not to separate lease and non-lease components. The practical expedient is an all or nothing election; the Company elected to use the package of practical expedients.

The Company may elect the hindsight practical expedient to; (i) reassess the likelihood that a lease renewal, termination or purchase option will be exercised and (ii) reassess the impairment of ROU assets. The Company elected to use the hindsight practical expedient.

The Company may elect to include both lease and non-lease components of a lease as a single component, by asset class, and account for both components as part of the lease payment. This election relieves the Company from the obligation to perform a pricing allocation. The Company elected to include both the lease and non-lease components as a single component.

The Company has an operating lease for office space. The lease has remaining term for two years and does not contain options to either extend or terminate the lease.

The component for lease expense for the year ended December 31, 2021 were as follows:

Amortization of right-of-use asset	$ 44,010
Interest on operating lease liabilities	2,999
Total operating lease costs	$ 47,009

Supplemental statement of financial condition at December 31, 2021, relating to lease were as follows:

Right-of-use asset	$ 102,688
Accumulated amortization	44,010
Right-of-use, net	$ 58,678

Maturities of the lease liabilities at December 31, 2021, were as follows:

2022	$	46,200
2023		15,400
Total payments		61,600
Less: imputed interest		(1,711)
	$	59,889

ALKALI PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

Subsequent Events:

The Company has evaluated its subsequent events and transactions occurring after December 31, 2019, through February 23, 2022, the date that the financial statements were issued.

NOTE 2 - COMMITMENTS AND CONTINGENCIES:

The Company occupies office facilities leased under an operating lease expiring in 2022. The Company recognizes and measures its lease in accordance with FASB ASC 842, Leases. The Company recognizes the lease liability and a right of use asset (ROU) on its balance sheet by recognizing the lease liability based on the present value of its future lease payments. The Company uses an incremental borrowing rate of 4% based on what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments). The Company recognizes lease costs on a straight-line basis over the lease term.

In March 2020, the World Health Organization (WHO) declared COVIC-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While management believes the Company is in an appropriate position to sustain the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2021, the Company's net capital is as follows:

Net capital	$ 1,881,896
Net capital requirement	5,000
Excess Net Capital	$ 1,876,896
Aggregate Indebtedness to Net Capital	3.71%

The Company is not required to furnish the "computation of reserve requirements" under Rule 15c3-3 of the Securities and Exchange Commission as it relies on Footnote 74 of the 2013 SEC Release 34-70073. The Company does not hold funds or securities, or owe money or securities to customers.

NOTE 4 - CONCENTRATIONS OF CREDIT RISK:

There were no concentrations of credit during the year end December 31, 2021.

NOTE 5 – PAYCHECK PROTECTION PROGRAM LOAN

The Company had borrowed $65,576 under the Paycheck Protection Program in March 2021. The Company has granted loan forgiveness in October 2021 and accordingly, the loan proceeds were recorded as income on the Statement of Operations.